CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this annual report on Form 20-F of (i) our report dated April 20, 2018 relating to the statements of financial position of Royal Standard Minerals Inc. as of January 31, 2018 and 2017, and the related statements of operations, comprehensive loss, changes in shareholders’ deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information and (ii) our report dated May 30, 2017 relating to the consolidated statements of financial position of Royal Standard Minerals Inc. as of January 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Signed:

Toronto, Ontario

August 8, 2018